FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a report by Registrant dated December 18, 2012, announcing  that it it was selected by a Southeast Asian Navy to upgrade its ground operations with IP-based satellite communications system.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated December 18, 2012	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat Expands Military Customer Portfolio with Southeast Asian
Navy Contract

- Contract marks the third military branch in the country to have selected Gilat as a preferred vendor for satellite-based communications -

Petah Tikva, Israel, 18 December, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced it was selected by a Southeast Asian Navy to upgrade its ground operations with IP-based satellite communications system.

As part of the contract, Gilat will deliver redundant SkyEdge II hubs, RF transmission capability and VSAT terminals that offer increased bandwidth efficiency throughout the Navy units. The increased bandwidth will allow enhanced connectivity to the Internet, video and other high-speed, broadband services while also enabling strategic military communications on board the Navy's mobile vehicles.

Gilat already supplies satellite communication solutions to the country's Air Force and Central Command.

"Gilat's SkyEdge II solution was selected for its advanced bandwidth utilization capabilities, a crucial commodity for any navy operating on limited and restrictive allocation of bandwidth resources," said Stephane Palomba, Regional VP for Asia, Gilat.   "The IP-based terminals will reduce expensive dial-up lease costs while equipping the Navy with affordable and highly efficient access to a broader range of communication applications enhancing their operational readiness."

Gilat is a veteran supplier of maritime and ground satellite based communication systems for military organizations around the globe. Its SkyEdge II system is designed and optimized for broadband communications via satellite supporting data, VoIP and video applications - an excellent solution for broadband IP networks with high-speed inbound requirements.

- xxx -

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com